CenturyTel, Inc. Electronic EDGAR Proof

Job Number:	**-NOT DEFINED-**
Company Name:	**-NOT DEFINED-**
Form Type:	**8-K**
Reporting Period / Event Date:	**12-19-2006**
Customer Service Representative:	**-NOT DEFINED-**
Revision Number:	**-NOT DEFINED-**

This proof may not fit on letter-sized (8.5 x 11 inch) paper. If copy is cut off, please print to a larger format, e.g., legal-sized (8.5 x 14 inch) paper or oversized (11 x 17 inch) paper.

Accuracy of proof is guaranteed ONLY if printed to a PostScript printer using the correct PostScript driver for that printer make and model.

(this header is not part of the document)

SEC EDGAR Submission Header Summary

Submission Type	**8-K**
Exchange	**NYSE**
Sub Filer Id	**0000018926**
Sub Filer Ccc	**xxxxxxxx**
Contact Name	**kathryn.taylor@centurytel.com**
Contact Phone Number	**318-388-9196**
Item Ids	**1.01**
	8.01
	9.01
Reporting Period	**12-19-2006**
Global Enclosed File Count	**11**
Internet Address	**kathryn.taylor@centurytel.com**

Documents

8-K	**leadin.htm**
	Madison River Acquisition
EX-99.1	**exhibit991.htm**
	Press Release
EX-99.2	**exhibit992.htm**
	Presentation
GRAPHIC	**exhibit9921.jpg**
GRAPHIC	**exhibit9922.jpg**
GRAPHIC	**exhibit9923.jpg**
GRAPHIC	**exhibit9924.jpg**
GRAPHIC	**exhibit9925.jpg**
GRAPHIC	**exhibit9926.jpg**
GRAPHIC	**exhibit9927.jpg**
GRAPHIC	**exhibit9928.jpg**

Module and Segment References

SEC EDGAR XFDL Submission Header


```
<XFDL version="5.0.0">
  <page sid="PAGE1">
    <combobox sid="SubTable_submissionType_">
      <value>8-K</value>
    </combobox>
    <check sid="SubFlag_returnCopyFlag_">
      <value>on</value>
    </check>
    <radio sid="SubTable_live_">
      <value>on</value>
    </radio>
    <popup sid="SubSro_sroId_">
      <value>NYSE</value>
    </popup>
    <field sid="SubContact_contactName_">
      <value>kathryn.taylor@centurytel.com</value>
    </field>
    <field sid="SubContact_contactPhoneNumber_">
      <value>318-388-9196</value>
    </field>
    <field sid="SubFiler_filerId_">
      <value>0000018926</value>
    </field>
    <field sid="SubFiler_filerCcc_">
      <value>xxxxxxxx</value>
    </field>
    <field sid="SubItem_itemId_">
      <value>1.01</value>
    </field>
    <field sid="SubItem_itemId_1">
      <value>8.01</value>
    </field>
    <field sid="SubItem_itemId_2">
      <value>9.01</value>
    </field>
    <field sid="SubTable_periodOfReport_">
      <value>12-19-2006</value>
    </field>
  </page>
  <page sid="PAGE2">
    <field sid="SubGlobal_enclosedFileCount_">
      <value>11</value>
    </field>
    <field sid="SubDocument_conformedName_">
      <value>leadin.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_">
      <value>8-K</value>
    </combobox>
    <field sid="SubDocument_description_">
      <value>Madison River Acquisition</value>
    </field>
    <data sid="data1">
      <filename>leadin.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_2">
      <value>exhibit991.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_2">
      <value>EX-99.1</value>
    </combobox>
    <field sid="SubDocument_description_2">
      <value>Press Release</value>
    </field>
    <data sid="data2">
      <filename>exhibit991.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_3">
      <value>exhibit992.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_3">
      <value>EX-99.2</value>
    </combobox>
    <field sid="SubDocument_description_3">
      <value>Presentation</value>
    </field>
    <data sid="data3">
      <filename>exhibit992.htm</filename>
      <mimedata>
      </mimedata>
    </data>
```

```xml
<field sid="SubDocument_conformedName_4">
  <value>exhibit9921.jpg</value>
</field>
<combobox sid="SubDocument_conformedDocumentType_4">
  <value>GRAPHIC</value>
</combobox>
<field sid="SubDocument_description_4">
  <value>
  </value>
</field>
<data sid="data4">
  <filename>exhibit9921.jpg</filename>
  <mimedata>
  </mimedata>
</data>
<field sid="SubDocument_conformedName_5">
  <value>exhibit9922.jpg</value>
</field>
<combobox sid="SubDocument_conformedDocumentType_5">
  <value>GRAPHIC</value>
</combobox>
<field sid="SubDocument_description_5">
  <value>
  </value>
</field>
<data sid="data5">
  <filename>exhibit9922.jpg</filename>
  <mimedata>
  </mimedata>
</data>
<field sid="SubDocument_conformedName_6">
  <value>exhibit9923.jpg</value>
</field>
<combobox sid="SubDocument_conformedDocumentType_6">
  <value>GRAPHIC</value>
</combobox>
<field sid="SubDocument_description_6">
  <value>
  </value>
</field>
<data sid="data6">
  <filename>exhibit9923.jpg</filename>
  <mimedata>
  </mimedata>
</data>
<field sid="SubDocument_conformedName_7">
  <value>exhibit9924.jpg</value>
</field>
<combobox sid="SubDocument_conformedDocumentType_7">
  <value>GRAPHIC</value>
</combobox>
<field sid="SubDocument_description_7">
  <value>
  </value>
</field>
<data sid="data7">
  <filename>exhibit9924.jpg</filename>
  <mimedata>
  </mimedata>
</data>
<field sid="SubDocument_conformedName_8">
  <value>exhibit9925.jpg</value>
</field>
<combobox sid="SubDocument_conformedDocumentType_8">
  <value>GRAPHIC</value>
</combobox>
<field sid="SubDocument_description_8">
  <value>
  </value>
</field>
<data sid="data8">
  <filename>exhibit9925.jpg</filename>
  <mimedata>
  </mimedata>
</data>
<field sid="SubDocument_conformedName_9">
  <value>exhibit9926.jpg</value>
</field>
<combobox sid="SubDocument_conformedDocumentType_9">
  <value>GRAPHIC</value>
</combobox>
<field sid="SubDocument_description_9">
  <value>
  </value>
</field>
<data sid="data9">
  <filename>exhibit9926.jpg</filename>
  <mimedata>
  </mimedata>
</data>
```

```
    <field sid="SubDocument_conformedName_10">
      <value>exhibit9927.jpg</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_10">
      <value>GRAPHIC</value>
    </combobox>
    <field sid="SubDocument_description_10">
      <value>
      </value>
    </field>
    <data sid="data10">
      <filename>exhibit9927.jpg</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_11">
      <value>exhibit9928.jpg</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_11">
      <value>GRAPHIC</value>
    </combobox>
    <field sid="SubDocument_description_11">
      <value>
      </value>
    </field>
    <data sid="data11">
      <filename>exhibit9928.jpg</filename>
      <mimedata>
      </mimedata>
    </data>
  </page>
  <page sid="PAGE3">
    <field sid="SubInternet_internetAddress_">
      <value>kathryn.taylor@centurytel.com</value>
    </field>
    <check sid="SubFlag_overrideInternetFlag_">
      <value>off</value>
    </check>
  </page>
  <page sid="PAGE4">
  </page>
  <page sid="PAGE6">
  </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

December 18, 2006

CenturyTel, Inc.

(Exact name of registrant as specified in its charter)

Louisiana (State or other jurisdiction of incorporation or organization)	1-7784 (Commission File Number)	72-0651161 (I.R.S. Employer Identification No.)

100 CenturyTel Drive, Monroe, Louisiana 71203
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (318) 388-9000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240. 14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry Into a Material Definitive Agreement

On December 17, 2006, we entered into a stock purchase agreement with Madison River Communications Corp. (“MRCC”) and its owner, Madison River Telephone Company, LLC. Under this agreement, we agreed to purchase all of the capital stock of MRCC in exchange for $830 million cash less MRCC’s net indebtedness on the transaction’s closing date (which was approximately $494 million at September 30, 2006), subject to adjustment at closing for changes in MRCC’s working capital between September 30, 2006 and closing.

Consummation of the transaction is subject to (i) the receipt of various governmental approvals, including approvals from the Federal Communications Commission and the public utility commissions of Alabama, Georgia, Illinois, North Carolina, Florida and Louisiana, (ii) compliance with the notification and waiting period requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and (iii) various other customary closing conditions. We currently expect the transaction to be completed in the second quarter of 2007.

The parties to the stock purchase agreement have made customary representations, warranties and covenants, including commitments of MRCC and its owner not to solicit or pursue alternative transactions and provisions that permit the parties to terminate the agreement under certain limited circumstances.

For additional information, see Item 8.01 below and the exhibits referred to therein.

Item 8.01	Other Events

On December 18, 2006, (i) we announced that we had entered into the stock purchase agreement described above by press release, a copy of which is attached hereto as Exhibit 99.1, and (ii) we made a presentation to investors and analysts using materials posted to our website on such date, copies of which are attached hereto as Exhibit 99.2. Exhibits 99.1 and 99.2 are both incorporated by reference herein in their entirety, including various cautionary statements that modify our forward-looking statements made or incorporated herein.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

99.1 Press release announcing entry into definitive stock purchase agreement to acquire Madison River Communications Corp.

99.2   Presentation to investors and analysts regarding above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTURYTEL, INC.

Dated: December 20, 2006   By: /s/ Neil A. Sweasy
                                                               Neil A. Sweasy
                                                               Vice President and Controller

Exhibit 99.1

FOR IMMEDIATE RELEASE
December 18, 2006

FOR MORE INFORMATION CONTACT:
Media: Patricia Cameron 318.388.9674
patricia.cameron@centurytel.com
Investors: Tony Davis 318.388.9525
tony.davis@centurytel.com

CenturyTel to Acquire Madison River for $830 million

- **Acquisition of 176,000 rural access lines with 99% broadband coverage and 30% high speed Internet penetration**
- **Accretive to free cash flow per share in the first year, before synergies**
- **Expands CenturyTel's access line base by 8%**
- **Maintains CenturyTel's operational, financial and strategic flexibility**
- **Continued commitment to share repurchase plan**

MONROE, LA. - CenturyTel, Inc. ("CenturyTel" or the "Company") (NYSE Symbol: CTL) announced today that it has entered into a definitive agreement to acquire all of the outstanding stock of Madison River Communications Corp. ("Madison River") for $830 million in a combination of cash and the assumption of debt.

The acquisition is expected to close in the second quarter of 2007, subject to the satisfaction of certain customary conditions, including necessary approvals from federal and state regulators. The final purchase price is subject to certain customary adjustments which are not expected to be material.

CenturyTel intends to finance the acquisition with debt and cash generated from operations. The Company also expects to complete the remainder of its current $1 billion share repurchase program by mid-year 2007.

CenturyTel's balance sheet will remain strong following the transaction, with a pro forma net debt to last twelve months ended September 30, 2006 ("LTM") EBITDA ratio of approximately 2.6x, before anticipated synergies. On a pro forma basis, the Company will have approximately 2.3 million access lines and 390,000 high-speed Internet subscribers.

Strategic Rationale

With this acquisition, CenturyTel adds attractive markets with good demographics and growth prospects in Alabama, Georgia, Illinois and North Carolina. Madison River's high-quality network is 99% broadband-enabled and includes a 2,400 route mile fiber network that is complementary to CenturyTel's existing operations.

Once this acquisition is fully integrated, CenturyTel estimates it will achieve annual cost synergies of approximately $17 million.

"We are pleased to announce the acquisition of Madison River. Under Stephen Vanderwoude's and Paul Sunu's leadership, Madison River has built a great communications company. Through efficient investment in their network and a grass-roots approach to their customer base, they have achieved virtually ubiquitous broadband enablement and strong high-speed Internet penetration," said Glen F. Post, III, chairman and chief executive officer of CenturyTel. "This transaction fits CenturyTel's acquisition strategy and permits us to continue our share repurchase initiative while maintaining operational, financial and strategic flexibility."

Financial Summary

Madison River generated $189 million of revenue, $99 million of EBITDA and $35 million of leveraged free cash flow, before anticipated synergies, in the twelve months ended September 30, 2006. The purchase price represents 9.6x and 7.4x Madison River's LTM free cash flow before and after anticipated synergies, respectively, and 8.4x and 7.2x LTM EBITDA before and after anticipated synergies, respectively.

CenturyTel estimates the transaction will be approximately 4% accretive to free cash flow per share, before synergies. After synergies, the transaction is estimated to be approximately 6% accretive to free cash flow per share.

Additional Information

Lehman Brothers Inc. acted as exclusive financial advisor to CenturyTel on the transaction. Goldman Sachs & Co. and Merrill Lynch & Co. acted as financial advisors to Madison River.

This release includes certain non-GAAP financial measures. Reconciliation of non-GAAP financial measures discussed above or that may be discussed during the conference call described below will be available in the Investor Relations portion of CenturyTel's Web site at www.centurytel.com. Investors are urged to consider these non-GAAP measures in addition to, and not in substitution for, measures prepared in accordance with GAAP.

Conference Call Information

CenturyTel will host a conference call today at 9:30 a.m. Central Time. Interested parties can access the call by dialing 866.847.7860. A live, listen-only webcast will also be accessible through the Investor Relations portion of CenturyTel's Web site at http://www.centurytel.com.

If you are unable to participate during the live webcast, the call will be archived on the Investor Relations portion of CenturyTel's Web site through January 8, 2007. A replay of the conference call will be accessible through December 27, 2006, by calling 888.266.2081 and entering the access code: 1016606.

In addition to historical information, this release includes certain forward-looking statements, estimates and projections that are based on current expectations only, and are subject to a number of risks, uncertainties and assumptions, many of which are beyond the control of the Company. Actual events and results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: the Company's ability to effectively manage its expansion opportunities, including its ability to integrate Madison River's business into the Company's operations and systems, to realize the synergies expected from this transaction, and to retain and hire key personnel; higher than anticipated interest rates; the inability to receive regulatory approvals related to this transaction in a timely manner or at all; the timing, success and overall effects of competition from a wide variety of competitive providers; the risks inherent in rapid technological change; the effects of ongoing changes in the regulation of the communications industry; the Company's ability to effectively manage its expansion opportunities, including retaining and hiring key personnel; possible changes in the demand for, or pricing of, the Company's products and services; the Company's ability to successfully introduce new product or service offerings on a timely and cost-effective basis; the Company's ability to collect its receivables from financially troubled communications companies; the Company's ability to successfully negotiate collective bargaining agreements on reasonable terms without work stoppages; the effect of adverse weather; other risks referenced from time to time in the Company's filings with the Securities and Exchange Commission (the "SEC"); and the effects of more general factors such as changes in interest rates, in tax rates, in accounting policies or practices, in operating, medical or administrative costs, in general market, labor or economic conditions, or in legislation,

regulation or public policy. These and other uncertainties related to the Company's business are described in greater detail in the Company's Annual Report on Form 10-K for the year ended December 31, 2005, as updated by the Company's subsequent SEC reports. You should be aware that new factors may emerge from time to time and it is not possible for management to identify all such factors, nor can it predict the impact of each such factor on the business or the extent to which any one or more factors may cause actual results to differ from those reflected in any forward-looking statements. You are further cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. The information contained in this release is as of December 18, 2006. The Company undertakes no obligation to update any of its forward-looking statements for any reason.

About CenturyTel

CenturyTel (NYSE: CTL) is a leading provider of communications, high-speed Internet and entertainment services in small-to-mid-size cities through our broadband and fiber transport networks. Included in the S&P 500 Index, CenturyTel delivers advanced communications with a personal touch to customers in 25 states. Visit us at www.centurytel.com.

About Madison River

Madison River operates established rural telephone companies providing communications services to business and residential customers in Alabama, Georgia, Illinois and North Carolina. Its service offerings include local and long distance voice, high speed broadband and dial-up Internet access services. As of September 30, 2006, Madison River served approximately 238,000 voice and broadband connections. Madison River is owned by affiliates of Madison Dearborn Partners Inc., Goldman, Sachs & Co., Providence Equity Partners and others.

Exhibit 99.2

CENTURYTEL personal touch advanced communications









**Acquisition of
Madison River**

12.18.06

Glen F. Post, III

**Chairman of the Board and
Chief Executive Officer**

Safe Harbor Language

Included in our presentation materials are certain estimates and other forward-looking statements. They are subject to uncertainties that could cause the actual results to differ materially. These and other important uncertainties related to our business are described in the Company's filings with the Securities and Exchange Commission. All information contained herein is current as of December 18, 2006, and is to be considered valid only as of December 18, 2006, regardless of the date reviewed.

Non-GAAP Financial Measures

Also, included in our presentation materials are certain non-GAAP financial measures. These measures are provided and valid as of December 18, 2006, only and should not be relied upon beyond such date. Reconciliation of such non-GAAP measures to the most directly comparable GAAP measure or measures are available on our company Web site at www.centurytel.com.

Senior Management

Glen F. Post, III

– **Chairman of the Board and Chief Executive Officer**

Stewart Ewing

– **Executive Vice President and Chief Financial Officer**

Highlights of the Transaction

- ✦ **Acquisition of 176,000 access lines with strong financial and operating metrics**
  - **Expands CenturyTel's access line base by 8%**
  - **99% broadband enabled, 30% high speed Internet penetration, requiring lower ongoing capital**
  - **52% EBITDA margin**
  - **Favorable demographics and attractive market growth prospects**

- ✦ **Accretive to CenturyTel's free cash flow before and after synergies**

- ✦ **Moderate increase in leverage**
  - **Preserves ability to complete existing share repurchase plan by mid-2007**
  - **Maintains operational and strategic flexibility**

- ✦ **Leverages CenturyTel's scale and management**
  - **$17 million of estimated annual cost synergies**
  - **Gives CenturyTel access to Fiber Network capacity which is complementary to existing operations**

Transaction Summary

Transaction Value:	$830 million, including assumption of $494 million of net indebtedness as of 9/30/2006
Estimated Transaction Multiples:	Free Cash Flow Before Synergies: 9.6x LTM Free Cash Flow After Synergies: 7.4x LTM EBITDA Before Synergies: 8.4x LTM EBITDA After Synergies: 7.2x LTM
Estimated Accretion:	Free Cash Flow Before Synergies: approximately 4% LTM Free Cash Flow After Synergies: approximately 6% LTM
Structure:	All cash acquisition of stock of Madison River
Financing:	Existing or additional borrowing capacity and free cash flow
Pro forma Leverage:	2.6x Net Debt / LTM EBITDA
Required Approvals:	FCC, HSR, and AL, GA, IL and NC PUCs
Expected Closing:	Second Quarter of 2007

Overview of Madison River

($ in millions except access lines in 000s)

LTM Statistics:

Revenue	$189
EBITDA	$99
Margin %	52%
Capex	$19
FCF	$35

Access Lines [1]	176
% Broadband Enabled [1]	99%
% High Speed Internet Penetration [1]	30%
% LD Penetration [1]	64%

✦ **Operations in AL, GA, IL, NC**

 - **64 lines per square mile**

 - **Population density of 107 persons per sq. mile**

 - **Household income of ~$59,000 vs. national average of ~$62,500.**

✦ **High quality network with attractive margins and strong broadband penetration rates**

✦ **Complementary Fiber Network**

✦ **Solid 3Q06 Y-o-Y performance:**

 - **Access lines declined 2.7%**

 - **19% increase in high speed Internet customers**

✦ **Owned by Madison Dearborn, Goldman Sachs, Providence Equity, and others**

---

(1) As of 9/30/06.

Combined Operations



LightCore Network
Madison River Fiber
CenturyTel
Madison River

7

CENTURYTEL personal touch ▬▬ advanced communications

Summary

✦ **Extremely attractive acquisition opportunity**

- Strong operational performance

- High broadband penetration and 99% enabled

- Favorable market demographics with attractive growth prospects

✦ **Acquisition meets financial goals**

- Free cash flow accretive before synergies

- Ability to acquire with modest additional leverage

- Maintains CenturyTel's flexibility

✦ **Expect to complete current share repurchase program**

✦ **Significant post-integration synergies**